Mailstop 4720

July 30, 2009

Via Facsimile and U.S. Mail
Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005

Re: Validus Holdings, Ltd.
Amendment No. 5 to Form S-4
Filed July 16, 2009
File No. 333-159148

Dear Ms. Banks:

We have limited our review of your filing to the non-financial portions and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note the following statement on the cover page of the filing: "Even if you previously voted on the issuance of Validus Shares at the special general meeting of Validus shareholders held on June 26, 2009, your vote is necessary at the Validus special meeting in order to approve the Share Issuance." Please revise your disclosure to explain why Validus shareholders are required to vote twice on the same issue, and why the vote at the June 26, 2009 special general meeting did not operate to approve the Share Issuance.

2. When defining "controlled shares" you state that such shares "include, among other things, all shares that a person is deemed to own directly, indirectly or constructively…" Please revise your disclosure to explain what is meant by the phrase "among other things" in this definition.

Q: What percentage of Validus Shares will the former holders of IPC Shares own, in the aggregate, after the Amalgamation? page v

3. Please update the calculation of the percentage of Validus Shares that the former holders of IPC Shares will own as of the most recent practicable date in all places where this disclosure appears.

Interests of IPC Directors and Executive Officers in the Amalgamation, page 4

4. Please revise your disclosure to summarize and quantify the estimated cash severance benefits and retention bonuses, discussed in detail on page 85, which will be paid to IPC directors and executive officers as a result of the Amalgamation.

Voting Agreements, page 8

5. Please file each of the voting agreements discussed on page 8 as exhibits to the registration statement.

Comparative Per Share Data, page 29

6. We note the following statement in footnote 2 on page 29: "For purposes of calculating equivalent per IPC share values for book value per common share and diluted book value per common share, the $7.50 per common share cash consideration is added to the equivalent per share amounts." This is inappropriate and should be deleted. Please also delete the similar calculation on page 30 under "Comparative Market Price and Dividend Information."

Comparative Market Price and Dividend Information, page 30

7. Please provide market price information as of the date preceding public announcement of the proposed Amalgamation, as required by Item 3(g) of Form S-4.

Background, page 37

8. Throughout this section when discussing the implied values of the revised Validus offers you use the market price of Validus shares on March 30, 2009, the day prior to the announcement of the initial Validus offer. Please revise all

discussions in this section to compute the implied value of each offer as of the dates the revised offers were made, rather than March 30, in all places where appropriate.

9. On page 57 when discussing the board's decision to reject the Flagstone offer and accept the Validus offer, please disclose the final terms of each offer and briefly explain the reasons, both financial and non-financial, that caused the IPC board of directors to ultimately reject the Flagstone offer in favor of the Validus offer.

Reasons Why IPC's Board of Directors Recommends Approval of the Amalgamation and the IPC Bye-law Amendment, page 60

10. We note the following bullet point on page 61: "covenants restricting Validus' ability to take certain actions that could adversely affect IPC shareholders prior to the closing of the Amalgamation…" Please revise your disclosure to identify the "certain actions" referenced in this statement.

11. In reference to the penultimate and final bullet point on page 63, please revise your disclosure to state the basis for the IPC board of directors' conclusion that (1) the Flagstone combination represented less intrinsic value creation for IPC shareholders and (2) the Validus combination promised a stronger model in addition to the stated stronger Validus capital base.

Opinion of J.P. Morgan Securities Inc., Financial Advisor to IPC's Board, page 72

12. Throughout this section you use the phrase "customary compensation" to refer to fees to be paid to JPMorgan and its affiliates. Please revise your disclosure to provide the amount of compensation JPMorgan will receive whether or not the Amalgamation is consummated, and any additional amount to be paid upon the closing of the transaction.

13. We note that in rendering its opinion JPMorgan has assumed that the Amalgamation is a tax-free reorganization. We would like to note, for your consideration, that the transaction is a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986 but we do not believe it will be considered a tax-free reorganization.

Treatment of Outstanding IPC Equity Awards, page 84

14. Please disclose for each IPC officer the number of IPC options to be surrendered as a result of the Amalgamation and the corresponding IPC option exercise prices, compared to the number and exercise prices of Validus options each officer will receive in exchange thereof.

Retirement and Consulting Agreement, page 85

15. Please provide the description of the compensation and benefits under the Retirement and Consulting Agreement between the company and James P. Bryce in this section, rather than referring readers to IPC's Form 10-K.

Requisitioned Meeting, page 102

16. We note the following statement on page 102: "On or before July 20, 2009, IPC's board of directors is required to call the special meeting of IPC shareholders that was previously requisitioned by Validus." As this date has already passed, please update this disclosure to indicate the current status of the calling of the requisitioned meeting.

Material U.S. Federal Income Tax Consequences, page 122

17. We note the following statement on page 123: "Completion of the Amalgamation is conditioned on, among other things, the receipt by each of Validus and IPC of tax opinions from Cahill Gordon & Reindel LLP and Sullivan & Cromwell LLP, respectively…" As the executed opinions have been filed as exhibits to the registration statement, please revise this disclosure to indicate that each party has rendered its opinion. Also, your disclosure should indicate that the tax opinions state that the discussion of material tax consequences provided in this section constitutes their opinion as to the material tax consequences of the Amalgamation.

18. We note the following statement on page 126: "IPC believes that Section 1248 of the Code should not apply to gain recognized on the disposition of IPC Shares pursuant to the Amalgamation…" Please note that the disclosure in this section should reflect the tax opinion and beliefs of tax counsel only; therefore, please revise your disclosure in all places appropriate to eliminate references to beliefs or opinions of parties other than Cahill Gordon & Reindel LLP or Sullivan & Cromwell LLP.

Exhibit 5.1 Legal Opinion

19. We note that the legal opinion filed as Exhibit 5.1 is not complete or executed by counsel. Please file a complete and executed legal opinion as an exhibit to the registration statement.

Exhibit 8.1 and 8.2 Tax Opinions

20. Please revise each tax opinion to state that the disclosures under "Material U.S. Federal Income Tax Consequences" constitute the opinions of counsel, rather than stating that the disclosure is accurate in all material respects.

21. The last sentence of the Cahill Gordon & Reindel LLP tax opinion should be deleted; as such disclaimer is not appropriate under Section 7 of the Securities Act of 1933.

Exhibit 99.2 Consent of J.P.Morgan Securities, Inc.

22. JPMorgan may not disclaim being an expert and should therefore revise its opinion to delete such statement.

*　　*　　*　　*　　*

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director